
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 2013

Via E-mail
Elizabeth Ryder
Vice President & General Counsel
Nexstar Broadcasting Group, Inc.
5215 N. O'Connor Blvd., Suite 1400
Irving, TX 75039

> **Re:** **Nexstar Broadcasting Group, Inc.**
> **Preliminary Information Statement filed on Schedule 14C**
> **Filed February 27, 2013**
> **File No. 000-50478**

Dear Ms. Ryder:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe revision is appropriate, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to these comments, we may have additional comments.

Voting and Vote Required, page 2

1. Please reconcile the statement that "written consent was executed by the holders of 4,315,384 shares of our Class B common stock…" with the prior statement that "[a]s of the Record Date, the Company had 25,164,248 shares of Class A common stock, 4,252,471 shares of Class B common stock and no shares of Class C common stock outstanding and entitled to vote."

Amendment To Amended And Restated Certificate Of Incorporation To Provide A Forum
Selection Provision, page 4

2. We note your amendment to provide a forum selection provision. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause

in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

3.   Please supplement the "Effect of the Forum Selection Amendment," the " Effect of the Stockholder Action by Written Consent Amendment" and the "Effect of the Special Meeting of Stockholders Amendment" sections to address potential drawbacks to shareholders. For example, explain that the forum selection provision may increase the cost of bringing lawsuits and may effectively discourage shareholder claims. As another example, disclose that the written consent and special meeting amendments may limit the ability of shareholders to act on matters that arise between annual meetings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jonathan Groff, Staff Attorney at 202-551-3458 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director